

Mail Stop 3561

July 10, 2017

Akhil Johri
Chief Financial Officer
United Technologies Corporation
10 Farm Springs Road
Farmington, Connecticut 06032

> **Re: United Technologies Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 9, 2017**
> **File No. 001-00812**

Dear Mr. Johri:

We have reviewed your June 7, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2017 letter.

Form 10-K for Fiscal Year Ended December 31, 2016

Liquidity and financial condition

Off-balance sheet arrangements and contractual obligations, page 24

1.   We note your response to our prior comment one regarding purchase obligations. We note the following from your response dated May 10, 2017:

> *"We view termination liability terms in purchase orders or contracts to represent the minimum amount of future payments that we are contractually obligated to make. The value of that liability is based on estimates of the cancellation provisions under each applicable contract and disclosed as part of our purchase obligation in our Form 10-K. For example, in the case of a five-year services*

> *contract that allows early termination with the payment of 12 months of service fees, we would include <u>only</u> those fees in the disclosed total purchase obligations for that contract.*" (Emphasis added)

However, in your June 7, 2017 response letter you state:

> *"Please note that our purchase obligation disclosure represents our obligations to purchase goods or services from suppliers that are legally enforceable and binding upon us, even in the event of a termination, which is what we refer to as "termination liability" in our response and which is not incremental to or in lieu of the purchase obligation disclosed. As such, there are no incremental termination related amounts included in our purchase obligations disclosure as of December 31, 2016 and <u>we do not exclude contractual obligations from our disclosure because of the existence of termination liability provisions</u>.*" (Emphasis added)

Please further clarify for us and reconcile these two statements. For example, assuming an enforceable and legally binding service contract with five years remaining in which services are provided to you for $100 each year and the contract includes a termination liability of $150, please tell us what amount you would have included in your contractual obligations table.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure